December 14, 2015

VIA EDGAR

Mr. Russell Mancuso, Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        OSI Systems, Inc.

Form 10-K for Fiscal Year Ended June 30, 2015

Response Dated November 10, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

File No. 000-23125

Dear Mr. Mancuso:

This letter is submitted in further response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to OSI Systems, Inc. (the “Company”) as set forth in your letter dated November 23, 2015.

The Staff has requested that the Company provide further clarification to the Company’s response dated November 27, 2015 to the Staff’s comment 1.

The Company hereby advises the Staff that our contracts with the United States Government are generally subject to renegotiation of profit and termination for convenience at the election of the Government.  For the fiscal year ended June 30, 2015, our direct sales to United States Government customers were approximately $137 million.  To the extent required by Regulation S-K Item 101(c)(1)(ix), we will undertake to clarify this disclosure in future filings.  Further, the Company understands Regulation S-K Item 101(c)(1)(ix) to be referring specifically to the United States Government.  Item 101(c)(1)(ix) is the only provision

Mr. Russell Mancuso

December 14, 2015

within Item 101 that capitalizes the term “Government” and modifies it with the article “the”, indicating the singular case and referring to a particular government.  Other references to “government” or “governmental” throughout this item do not capitalize the term nor do they appear to intend to reference a specific government.  Please refer to Items 101(c)(1)(viii) and 101(h)(4)(viii) and (ix).

With respect to our international operations, in fiscal year 2015, we did business in over 100 countries.  For the majority of these countries, we sell to third party distributors who then sell to the end customer.  Our contracts with our distributors generally do not contain provisions allowing for renegotiation of profits or termination for convenience.  For those instances where we make direct sales to foreign government customers, our contracts are generally subject to the negotiated terms and conditions and the governing law of that particular country, which vary by contract and by country and reflect a wide variety of rules and approaches to this issue.  To the extent a contract is material and contains a right of the foreign government customer to terminate for convenience or renegotiate profits, the Company includes this disclosure in our applicable filings.

In connection with the aforementioned responses, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Russell Mancuso

December 14, 2015

If you should have any additional questions regarding these responses, please contact me at (310) 978-0516.

Sincerely,

/s/ Alan Edrick

Alan Edrick

Executive Vice President and Chief Financial Officer